Mail Stop 4561
Via facsimile 617-914-8200

February 5, 2008

Mr. Narendra K. Patni
c/o Mr. Gaurav Agarwal
Patni Computer Systems, Inc.
One Broadway
Cambridge, MA 02142

> **Re: Patni Computer Systems Limited**
> **Form 20-F for the year ended December 31, 2006**
> **Filed June 29, 2007**
> **Forms 6-K filed February 8, 2007, April 26, 2007, July 26, 2007 and**
> **November 1, 2007**
> **File No. 1-32692**

Dear Mr. Patni:

　　We have reviewed your response letter dated January 17, 2008 and have the following additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 19, 2007. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the year ended December 31, 2006

Item 18 – Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   Your response to our prior comment 5 commits to revise your December 31, 2006 Form 20-F by filing an amendment. Please note that we cannot complete our review until you file this amendment and we review the amendment for compliance with our prior comment.

Note 4 – Investments, page F-18

2.   We note your response to the first bullet point of our prior comment 6 and have
        the following additional comments:

        • We note that your "other investments" consist of units of mutual funds
          purchased under fixed maturity plans and that sales of these units are subject
          to an exit fee meant to discourage frequent sales of these investments. Please
          tell us more about these exit fees and better explain how much cash would be
          available for current operations from these investments when the exit fee is
          taken into account.

        • Please tell us how you considered clarifying the above matters to your readers
          in your notes to the financial statements and in your liquidity discussion in
          MD&A.

        • We read that you will use more descriptive captions in your future filings to
          clarify the nature of your "other investments." Please also consider providing
          a narrative explanation to your readers of the difference between open ended
          plans and fixed maturity plans, similar to the information that you
          supplementally provided to us.

Note 10 – Change in Estimate, page F-22

3.   We note your response to our prior comment 7 and have the following additional
        comments:

        • Notwithstanding your belief that the disclosures in Note 10 are clear as to the
          circumstances and nature of your change in estimate, we continue to believe
          that your current disclosures may be unclear to your readers. Given the
          significant impact this change in estimate had on your financial statements for
          2006, please consider expanding your disclosures to address in more detail the
          matters raised in our prior comment 7.

        • We note that your MD&A analysis of income tax discloses what your
          effective tax rate would have been for 2006 if you had not recorded the
          amounts related to prior years as a change in estimate during 2006. Please
          consider also disclosing and discussing what your effective tax rate would
          have been for 2005 if the portion of the change in estimate related to 2005 had
          been recorded in that year. In this regard, it appears from your response that
          while your actual effective tax rate for 2005 was 18.6%, the effective tax rate
          would have been 31% if your taxes for 2005 had been calculated using the
          same views on the issues raised in the 2006 settlement as you used in
          calculating your 2006 taxes. Therefore, when comparing 2005 and 2006 tax

rates calculated using the same methodology, you would have a tax rate of 31% for 2005 as compared to a tax rate of 16% for 2006. This presents a significantly different trend in taxes than your current comparison of a tax rate of 18.6% in 2005 to 16.2% in 2006. We remind you that one of the primary objectives of MD&A is to provide information about the quality of, and potential variability of, a company's earnings so that investors can ascertain the likelihood that past performance is indicative of future performance. It is unclear to us that investors can ascertain the likelihood that past tax rates are indicative of future tax rates or can evaluate any trends in your taxes if your taxes for the years presented use significantly different methodologies.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, Patrick Gilmore, Staff Accountant, at 202-551-3406, or me at 202-551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram, Staff Attorney, at 202-551-3397 or Barbara Jacobs, Assistant Director, at 202-551-3730 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief